Mail Stop 3561


								March 24, 2006


Mr. Lawrence S. Coben
Chairman of the Board and Chief Executive Officer
Tremisis Energy Acquisition Corporation
1775 Broadway, Suite 604
New York, New York 10019

Re:	Tremisis Energy Acquisition Corporation
	Amendment No. 2 to Preliminary Proxy Statement on Schedule
14A
      Filed March 9, 2006
	File No. 000-50682

Dear Mr. Coben:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment three of our letter dated February 24, 2006. While we note that certain information cannot be filled in until immediately prior to filing the definitive proxy statement, all other information should be provided and updated as necessary.
For
instance, please provide the estimated conversion price, the approximate amount in the trust account, the last sale price of Tremisis` common stock, and the value of the shares and warrants held by Tremisis officers and directors, etc., as of the most recent practicable date.

Questions and Answer about the Proposal, page

2. On page 5, please provide specific instructions on how to remedy an improperly executed demand for conversion.

Summary of the Proxy Statement, page 9

The Parties, page 9

Tremisis, page 9

3. We note your response to comment nine of our letter dated
February
24, 2006. Please revise the disclosure in paragraph three on page nine to articulate, if true, that the $1,020,000 is the remainder of the proceeds of the IPO held outside the trust. The current disclosure is confusing.

4. We reissue comment ten of our letter date February 24, 2006.
We
continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis` officers will dissolve and liquidate Tremisis within 60 days. Please clearly disclose the term set forth in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-
month period. Furthermore, please provide a detailed analysis in the disclosure as to how the 60 day time period is consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

Tremisis Fairness Opinion, page 34

5. We note the removal of the statement that "the amount of such consideration was determined pursuant to negotiations between us and
RAM and not pursuant to recommendations of Gilford." Please add back such disclosure as required by Item 1015(b)(5) of Regulation M-A.

The Merger Proposal, page 35

6. Please update the disclosure throughout as of the most recent practicable date. For example, please update on page 36 the amount in the trust account.




Background of the Merger, page 36

7. We note the exclusion from the $1 million indemnification basket of claims with respect to a specific pending lawsuit on page 39.
Please clarify whether this pending lawsuit is the one discussed in legal proceedings on page 92.

Valuation Overview, page 43

8. Any presentations or reports prepared by management or Gilford should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

9. We reissue our prior comment 17 of our letter dated February
24,
2006. We note your explanation in the correspondence. However, we cannot locate this disclosure in the section entitled "Fairness Opinion - Valuation Overview" on page 43. Please advise or revise.

Discounted Cash Flow Analysis, pages 44-45

10. We reissue prior comment 18 of our letter dated February 24, 2006. We note your explanation in the correspondence. However, we still cannot locate this disclosure in the proxy statement.
Please
advise or revise.

Material Federal Income Tax Consequences of the Merger, page 46

11. Revise the disclosure in this section to clearly indicate that the tax consequences are the opinion of named counsel. For example, clearly state that it is the opinion of counsel, Graubard Miller, that no gain or loss will be recognized.

12. Remove the statement that "this discussion is intended to provide only a general summary of the material United States federal income tax consequences of the merger." The tax opinion and this discussion should address all material federal income tax consequences.

Business of RAM, page 79

13. We note the surface lease dated July 1, 1991 covering the Electra gas plant is subject to the terms and conditions contained in the purchase and sales agreement dated June 7, 1991. Please provide us with this agreement supplementally and disclose any material terms of that agreement that relate to the lease.

14. Please reconcile the statement on page 82 that "as with the Electra/Burkburnett Area, RAM`s properties in the Boonsville Area are owned by RWG" with the disclosure on page 80 that the land is leased by RAM.

15. Please provide us supplementally with the lease agreement covering the Barnett Shale Acreage. The exhibits provided supplementally relate to the participation agreement with Chief
Oil
and the agreement with EOG, rather than the actual lease agreement.
Also, discuss the material terms in the proxy statement.

16. Please reconcile the disclosure in this section relating to the
Participation Agreement with Chief Oil & Gas with the supplemental agreement, which indicates that Chief has a 50% working interest and a 40% net revenue interest in each of the leases. Explain the difference between working interest and net revenue interest.

17. We note the disclosure that RAM has a 23.9% working interest in
the acreage block. Please explain where in the agreement provided supplementally this term is included. Also, please include the net revenue interest.  The agreement provided supplementally indicates it
is a sale and purchase agreement.  Please clarify the nature of the
agreement in the disclosure.  Lastly, please explain the reference in
the supplemental agreement to the gross and net acres of oil and gas
leaseholds and explain the statement that EOG desires to purchase
"an
undivided 50% of 8/8th interest with a proportionate 81.25% net revenue interest ...."

Reserve Data, page 86

18. In your prior response 1B, you stated, "Therefore, while a 12-month average may not reflect actual production costs incurred on the last day, or the last month, of the reporting fiscal period, a twelve month average represents a more representative account of operating costs incurred during the base period utilized for calculating future net revenues, discounted future net revenues and the standardized measure." The point of our prior statement "The estimates of your proved reserves and standardized measure should utilize these components as determined at reporting fiscal period end" is that all components of production costs, even those assessed less often than monthly, should be evaluated as of the period-end. This is supported by paragraph 30b) of Financial Accounting Standard 69, "Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions." Please affirm to us that the production costs you used to estimate your disclosed 2005 proved reserves and associated standardized measure are not significantly different from those in effect at December 31, 2005. If you cannot so affirm, please amend your proved reserve and standardized measure disclosures so that only such year-end cost components are used for these estimates.

19. Also you stated, "The operating costs included in the RAM reserve reports include all first level supervision on each operated property, including engineering and field supervision, and associated benefits, whether performed in the field or in RAM`s Electra, Texas office, or in RAM`s home office in Tulsa, Oklahoma." For your operated property production costs, please: affirm to us that you have included expenses you incurred performing activities similar to those for which you are proportionally reimbursed by the COPAS charges paid by your non-operating partners; or demonstrate to us that the impact of such expenses is not significant. If you cannot, please amend your document to include these cost components in your estimates of proved reserves and standardized measure.

Oil and Natural Gas Marketing and Hedging, page 89

20. We note your response to comment 24 of our letter dated
February
24, 2006. Please disclose the material terms of the agreements between RAM and Shell Trading-US and RAM and Dynegy (now Targa). Also, please be advised that these agreements are material agreements that should be filed as exhibits upon completion of the business combination.

Results of Operations, page 95

Year Ended December 31, 2005 Compared to Year Ended December 31,
2004, page 95

21. Disclose the increase in other revenues and operating income and the reason for the increase.

22. Please explain the statement that of the $2 million increase in oil and natural gas production taxes, "$2.3 was attributable to the
WG Acquisition." Also explain how $12.8 million of the increase in oil and natural gas production expense was due to the WG
Acquisition
when the increase was only $12.5 million.

23. On page 97, please provide the reasons for the reduction in net income.

24. Please name the lending institution with whom you executed a commitment letter in February 2006.

Financial Statements, page F-1

Audit Opinion, page F-2

25. We note that the revised audit report does not include the name of the independent accountant. Please revise the report accordingly.

Notes to Consolidated Financial Statements-(Continued), page F-28

26. FAS 69, paragraph 33g requires the disclosure of "Previously estimated development costs incurred during the period." We note no entries for your line item, "Development costs incurred and revisions" in your reconciliation of the changes to the standardized measure. This implies that you expended no development capital in 2005 that was included in your 2004 standardized measure. Please clarify this situation to us. Amend your document if appropriate.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Carlton Tartar at 202-551-3387 or Terence O`Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald
Winfrey, petroleum engineer, at 202-551-3704, if you have questions related to oil and gas engineering matters. Please contact Yuna Peng at 202-551-3391 or Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Alan Miller, Esq.
	Sherie B. Rosenberg, Esq.
	(212) 818-8881
??

??

??

??

Lawrence S. Coben
Tremisis Energy Acquisition Corp.
March 24, 2006
Page 6